FORM 6-K

U.S．SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Commission File Number:  1-15238

Supplement For the month of August 2003.

Total number of pages: 8.

The exhibit index is located on page 1

NIDEC CORPORATION

(Translation of registrant’s name into English)

338 KuzeTonoshiro-Cho,

Minami-Ku,Kyoto 601-8205 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F   X    Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __    No  X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_____

Information furnished on this form:

EXHIBITS

Exhibit Number

1. Nidec Corporation and Sankyo Seiki Mfg. Co., Ltd. Announce Capital Alliance

2.Amendment to “Nidec Corporation and Sankyo Seiki Mfg. Co., Ltd. Announce Capital Alliance”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NIDEC CORPORATION

Date: August  7, 2003

            By:  /S/Hiroshi Toriba

Senior Director, Investor Relations and
Corporate Planning

FOR IMMEDIATE RELEASE

Nidec Corporation

New York Stock Exchange symbol: NJ

Stock exchange code (Tokyo, Osaka): 6594

Contact:

Hiroshi Toriba

Senior Director, Nidec Corporation

Investor Relations

+81-75-935-6140

HIROSHI_TORIBA@notes.nidec.co.jp

Released on August 5, 2003 in Kyoto, Japan

Nidec Corporation and Sankyo Seiki Mfg. Co., Ltd. Announce Capital Alliance

Nidec Corporation (“Nidec”) and Sankyo Seiki Mfg. Co., Ltd. (“Sankyo”) held meetings of their respective boards of directors today and decided that Sankyo will issue new shares of its common stock to Nidec.  As a result, Nidec will become the largest shareholder of Sankyo.

1. Overview of Alliance

Sankyo will issue 57,800,000 new shares of its common stock to Nidec and Nidec will pay Sankyo ¥12,484,800,000 (based on ¥239.42 per share, the average closing price of Sankyo’s share of its common stock on the Tokyo Stock Exchange during the six months from February 5, 2003 to August 4, 2003, with a 9.78% discount). The payment date will be September 30, 2003.  As a result, the total outstanding shares of the common stock of Sankyo will be 145,111,591 shares, including 87,311,591 shares currently outstanding, 39.8% of which will be held by Nidec.

2. Purpose of Alliance

Nidec is the world’s top manufacturer of small precision motors, and currently maintains the largest market share in the world for spindle motors, which rotate disks and are at the heart of hard disk drives.  Nidec, together with its group companies, further aims to become the world’s No. 1 manufacturer in comprehensive drive technology in such diverse areas as information technology devices, office automation devices, home appliances, and automobile and industrial machinery, with the phrase “Everything that Spins and Moves” as its keyword.  It is making efforts to further improve its technology development and production technology and to strengthen its mass-production system, as well as its system for domestic and foreign sales.

Sankyo, whose fundamental management principle is being a “technology company,” aims to become the No. 1 manufacturer of opt-mechatronics, with a core focus on actuators and sensors, through small precision motors, optical pickups, magnetic card readers and industrial robots.  Sankyo’s hard disc drive fluid dynamic bearing (“FDB”) motor business, on which the company has focused its attention as the next major product line, is receiving high recognition for its excellence in development and design, as well as its state-of-the-art production facility.  However, its expenses are increasing, and it is expected to take some time before the FDB motor business to become profitable.

The capital alliance of these two companies is a result of their matching corporate strategies: while Nidec aims to further enhance the group’s organizational strength and management, focusing on “Everything that Spins and Moves,” Sankyo aims to quickly establish an efficient production system and enhance its customer base for its strategic hard disc drive FDB motor business.  As a member of the Nidec Group, Sankyo will pursue synergies with Nidec and its group companies in various areas starting with the FDB motor business, and will concentrate its management resources on areas in which Sankyo and Nidec have comparative advantages.

Nidec highly values Sankyo’s technologies, which it expects will enhance Japan’s international competitiveness when proactively utilized under the umbrella of Nidec Group for the development and exploitation of new products and businesses.

As a result of this capital increase, Sankyo will quickly establish a profit-making system by dramatically improving its financial position and accelerating its ongoing management improvement plan.

After the capital alliance, there will be no change in Sankyo’s management system and business relationships.

3. Schedule

August 5, 2003	Resolution of the board of directors of Sankyo on the issuance of new shares
September 30, 2003	Payment date
October 1, 2003	Effective date of capital increase

4. Terms and Conditions of Issuance of New Shares

(1)

Number of newly issued shares

57,800,000

(2)

Price per newly issued share

¥216

(3)

Total price of newly issued shares

¥12,484,800,000

(4)

Amount to be built in capital

¥108 per share

(5)

Date of subscription

September 29, 2003

(6)

Date of payment

September 30, 2003

(7)

Date of dividend accrual

April 1, 2003

(8)

Dividend recipient and number of shares on which dividend is paid to such recipient

Nidec, 57,800,000 shares

(9)

Transfer restriction

Nidec will report to Sankyo when it transfers issued new shares within 2 years from the date of issuance (October 1, 2003).

(10)

Each of the above items is subject to the effectiveness of the filing pursuant to the Securities and Exchange Law of Japan.

5. Corporate Overviews

1. Corporate Name	Nidec Corporation	Sankyo Seiki Mfg. Co., Ltd.
2. Description of Business	Development, manufacturing and sales of small-size spindle motors, small-size fans and mid-size motors	Development, manufacturing and sales of products relating to small precision motors, optical pickups, magnetic card readers, industrial robots and others
3. Date of Incorporation	July 23, 1973	June 18, 1946
4. Location of Headquarters	338 Kuzetonoshiro-cho, Minami-ku, Kyoto, Japan	5329 Shimosuwa-cho, Suwa-gun, Nagano, Japan
5. Representative	Shigenobu Nagamori	Yuzo Oguchi
6. Capital	¥26,485 million	¥16,575 million
7. Number of Outstanding Stocks	63,574,729	87,311,591
8. Shareholder’s Equity	¥88,039 million	¥25,821 million
9. Total Assets	¥168,871 million	¥73,797 million
10. Sales	¥129,164 million	¥60,066 million
11. Fiscal Year End	March 31	March 31
12. Number of Employees	1,099	1,302

13. Major Shareholders	1. Shigenobu Nagamori	8.95%	1. The Hachijuni Bank, Ltd.	4.82%
	2. The Master Trust Bank of Japan, Ltd.	8.67%	2. Mizuho Trust & Banking Co., Ltd. (Retirement Benefits Trust, Canon Inc. Account)	4.25%
	3. Japan Trustee Services Bank, Ltd.	8.33%	3. The Bank of Tokyo-Mitsubishi, Ltd.	3.35%
	4. S-N Kohsan Ltd.	7.33%	4. Mizuho Corporate Bank, Ltd.	2.65%
	5. The Bank of Kyoto, Ltd.	4.50%	5. Japan Trustee Services Bank, Ltd. (Trust Account)	2.40%
	6. Mitsui Asset Trust and Banking Company, Limited	4.13%	6. Mitsui Sumitomo Insurance Company, Limited.	2.36%
	7. The Daiichi Mutual Life Insurance Company	4.13%	7. Rokuichi Yamada	2.28%
	8. Trust & Custody Services Bank, Japan	3.53%	8. Deutsche Trust Bank Limited	2.21%
	9. Nippon Life Insurance Company	3.25%	9. Sankyo Kyoueikai	2.19%
	10. UFJ Trust Bank Limited	2.85%	10. Sumitomo Mitsui Banking Corporation	2.18%

Cautionary Statements

This press release contains forward-looking statements (within the meaning of Section 21E of the U.S. Securities Exchange Act of 1934) that reflect Nidec’s plans and expectations in relation to the alliance with Sankyo described above and the benefits resulting from it.  These forward-looking statements are based on Nidec’s current assumptions and beliefs in light of the information currently available to it, and involve know and unknown risks, uncertainties and other factors.  Such risks, uncertainties and other factors include, without limitation:  Nidec and Sankyo’s ability to create a synergy from their alliance; Nidec’s ability to successfully expand its business through business alliances and investments; Sankyo’s ability to continue its business and improve its business and financial performance; and volatility and changes in the economic conditions and securities market in Japan and other countries, and Nidec and Sankyo’s ability to respond to and adapt to those changes.  Such risks, uncertainties and other factors may cause Nidec’s and Sankyo’s actual results, performance, achievements or financial condition to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements.  Nidec undertakes no obligation to publicly update any forward-looking statements after the date of this press release.

Investors should also note that Sankyo currently prepares its financial statements in accordance with accounting principles generally accepted in Japan (“Japanese GAAP”) but not in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”).  The audited Japanese GAAP financial statements of Sankyo for the year ended March 31, 2003 are included in Sankyo’s Annual Securities Report (yuka shoken hokokusho) in Japanese, which Sankyo has publicly filed with the Japanese authorities.  The Annual Securities Report (in Japanese) is electronically available through Japan’s Electronic Disclosure for Investors’ Network (EDINET) at http://edinet.go.jp/InfoDisclosure/main.htm.  As there are significant differences between Japanese GAAP and U.S. GAAP, Sankyo’s financial results could be materially different if they were restated in accordance with U.S. GAAP, and Nidec’s financial results could be materially impacted if Nidec reflected Sankyo’s financial results under the equity method in accordance with U.S. GAAP, in each case in a way that Nidec does not currently anticipate.  Although Nidec has conducted due diligence, and also plans to conduct further due diligence, on Sankyo, which Nidec believes is sufficient for making its investment decision, there may be information not currently in Nidec’s possession which it may acquire only in the future after the Nidec completes its acquisition of Sankyo’s common stock and which may have a material adverse impact on Nidec’s future results of operations.

FOR IMMEDIATE RELEASE

Nidec Corporation

New York Stock Exchange symbol: NJ

Stock exchange code (Tokyo, Osaka): 6594

Contact:

Hiroshi Toriba

Senior Director, Nidec Corporation

Investor Relations

+81-75-935-6140

HIROSHI_TORIBA@notes.nidec.co.jp

Released on August 6, 2003 in Kyoto, Japan

Amendment to “Nidec Corporation and Sankyo Seiki Mfg. Co., Ltd. Announce Capital Alliance”

We hereby amend our press release “Nidec Corporation and Sankyo Seiki Mfg. Co., Ltd. Announce Capital Alliance” announced on August 5, 2003 (the “Release”) as follows:

In Item 4. Terms and Conditions of Issuance of New Shares of the Release:

(7)

Date of dividend accrual

April 1, 2003

shall be replaced as follows:

(7)

Date of dividend accrual

October 1, 2003